EXHIBIT 99.2

Email regarding the Stock Option Exchange Program from Patrick Henry, Chief Executive Officer and President, on April 9, 2009

To our U.S.-based employees:

I am pleased to announce that the Compensation Committee of our Board of Directors has approved a stock option exchange program that will provide eligible employees with the opportunity to exchange certain eligible outstanding stock options for new option awards.

Like many companies, Entropic has experienced significant fluctuations in our stock price over the past year, and while we have seen a very recent uptick, many of our employees hold stock options with exercise prices significantly higher than the current market price. Because stock options are intended to motivate, reward and retain employees, we believe these “underwater” stock options are not serving their purpose. We believe that by providing employees an opportunity to exchange eligible outstanding stock options for options that will have an exercise price closer to the current market price through the stock option exchange program and, in doing so, reducing the number of outstanding unproductive options, we will be serving the best interests of our employees, the company and our stockholders.

In order to provide this opportunity to eligible participants, we must follow a highly regulated process that is governed by Securities and Exchange Commission, or SEC, and NASDAQ rules. The process requires that we file a Schedule TO, or Tender Offer, with the SEC and, until this document is filed, we are limited in the information we can provide. We expect that the stock option exchange program will commence in the next week or so, and when it does commence, eligible employees will have at least twenty (20) business days to decide whether to participate in the program.

In advance of the more detailed information that will be available when we file the Schedule TO and the stock option exchange program commences, the key terms of the proposed stock option exchange program are described below. Please remember that the overview below is not a comprehensive description of the terms and conditions of the stock option exchange program, so I strongly encourage all of you to read the materials carefully when they are available.

Key terms of the stock option exchange program:

•	Participation in the stock option exchange program is entirely voluntary

•	Participation is limited to Entropic employees who work and reside in the United States

•	Only certain unexercised stock options with an exercise price above a specified threshold will be eligible for exchange under the option exchange program

•	The exchange ratio for surrendered options will be three-to-two (3:2), meaning for every three (3) stock options surrendered, two (2) new stock options will be granted

•	The new options will be granted on the business day following the expiration of the stock option exchange program at an exercise price equal to the closing price of our common stock on that date

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The new options will have a new vesting schedule that is based on the vesting schedule of the original options surrendered, except that they will generally be subject to a twelve (12) month cliff period, such that no new option award will vest in the first twelve months following its grant date

Again, this is a brief overview of the key terms and there will be important additional information in the Tender Offer documents. You may also find additional information about the stock option exchange program in our proxy statement which is available today and can be found at www.sec.gov.

This stock option exchange program is an important investment in our employees and our future and I am pleased we will be able to offer this opportunity. We will be back in touch as we launch of the Tender Offer. In the meantime, I want to thank each of you for your ongoing contributions to the success of the company.

Sincerely,

Patrick Henry

President and Chief Executive Officer

Important Legal Disclosure

The stock option exchange program described in this email (the “Exchange Program”) has not yet commenced. Upon commencement of the Exchange Program, the Company will file with the SEC a completed Tender Offer Statement on Schedule TO (“Schedule TO”) and related exhibits and documents, including the Offer to Exchange. Persons who may be eligible to participate in the Exchange Program should read the Schedule TO, including the Offer to Exchange and other related exhibits and documents, when those materials become available because they will explain the precise terms and timing of the Exchange Program and contain other important information about the Exchange Program. The Schedule TO and related exhibits and documents will be available without charge on the SEC website at www.sec.gov. The Company will also provide copies of the tender offer materials, free of charge, upon written request to: Entropic Communications, Inc., 6290 Sequence Drive, San Diego, California 92121, Attention: Secretary.